UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Starry Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

85572U102

(CUSIP Number)

Chaitanya Kanojia

38 Chauncy Street, Suite 200

Boston, MA 02111

(617) 861-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85572U102	13D	Page 1 of 6 pages

1	Names of Reporting Persons Chaitanya Kanojia
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 9,636,493
	8	Shared Voting Power 13,253,672
	9	Sole Dispositive Power 9,636,493
	10	Shared Dispositive Power 13,253,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,890,165
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.8%
14	Type of Reporting Person IN

CUSIP No. 85572U102	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Starry Group Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 38 Chauncy Street, Suite 200, Boston, MA 02111.

Prior to the Business Combination (as defined below), the Issuer (prior to the Business Combination, “New Starry”) was a wholly owned direct subsidiary of Starry (as defined below).

Item 2.	Identity and Background.

The Schedule 13D is being filed by Chaitanya Kanojia (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Starry Group Holdings, Inc., 38 Chauncy Street, Suite 200, Boston, MA. The Reporting Person’s present principal occupation is Chief Executive Officer and Director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (i) the Reporting Person received 9,268,335 shares of Class X common stock, par value $0.0001 per share of the Issuer (the “Class X Common Stock”) and (ii) the Reporting Person’s wife and affiliated trusts received an aggregate of 13,621,830 shares of Class A Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On October 6, 2021, FirstMark Horizon Acquisition Corp., a Delaware corporation (“FirstMark”), Sirius Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of FirstMark (“Merger Sub”), Starry, Inc., a Delaware corporation (“Starry”) and New Starry entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) FirstMark would merge with and into New Starry (the “SPAC Merger”) with New Starry surviving the SPAC Merger as a publicly traded entity and the sole owner of Merger Sub; and (ii) at least 24 hours, but no more than 48 hours, following the closing of the SPAC Merger, Merger Sub would merge with and into Starry (the “Acquisition Merger” and, together with the SPAC Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Starry surviving the Acquisition Merger as a wholly owned subsidiary of the Issuer. The SPAC Merger was consummated on March 28, 2022 and the Acquisition Merger was consummated on March 29, 2022.

CUSIP No. 85572U102	13D	Page 3 of 6 pages

At the consummation of the Acquisition Merger, each then-outstanding share of common stock, par value $0.001 per share, of Starry (the “Starry Common Stock”) was canceled and automatically converted into the right to receive (i) with respect to the Reporting Person, the number of shares of Class X Common Stock and (ii) with respect to any other persons who held Starry Common Stock, the number of shares of Class A Common Stock, in each case, equal to 0.1841 shares of New Starry Common Stock for each share of Starry Common Stock. As a result of the Acquisition Merger, the Reporting Person acquired 9,268,335 shares of Class X Common Stock, the Reporting Person’s wife acquired 12,885,514 shares of Class A Common Stock, and each of the two trusts affiliated with the Reporting Person and his wife acquired 368,158 shares of Class A Common Stock.

Registration Rights Agreement

Pursuant to the Merger Agreement, FirstMark, New Starry, certain equity holders of FirstMark (“FirstMark Equity holders”) and certain equity holders of Starry, including the Reporting Person (“Starry Equity holders,” and together with FirstMark Equity holders, the “Equity holders”), entered into an amended and restated registration rights agreement, dated as of March 28, 2022 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to, within 30 days of the consummation of the Acquisition Merger, register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Class A Common Stock and other equity securities of the Issuer held by the Equity holders. The Registration Rights Agreement also provides for certain demand rights and piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Lock-Up Provision

The Issuer’s bylaws (the “Bylaws”) provide that the holders (the “Lock-up Holders”) of the Class A Common Stock issued (a) at the consummation of the Acquisition Merger upon conversion of the shares of the Class A Common Stock, pursuant to the Acquisition Merger or (b) to directors, officers and employees of the Issuer upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the consummation of the Acquisition Merger in respect of awards of the Class A Common Stock outstanding immediately prior to the consummation of the Acquisition Merger, may not transfer any shares of Class A Common Stock held by the Lock-up Holders immediately following the consummation of the Acquisition Merger (including warrants to purchase shares of Class A Common Stock and any such shares issued upon exercise thereof, but excluding any shares of Class A Common Stock or such warrants acquired in the public market, pursuant to a transaction exempt from registration under the Securities Act or pursuant to a subscription agreement where the issuance of the shares of Class A Common Stock occurs on or after the consummation of the Acquisition Merger) or any equity award shares, until 8:00 am Eastern Time on the date that is 180 days after (and excluding) the date of the consummation of the Acquisition Merger, subject to the early lock-up releases in accordance with the exceptions set in the Bylaws.

CUSIP No. 85572U102	13D	Page 4 of 6 pages

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 22,890,165

•	Percent of Class: 13.8%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 9,636,493

•	Shared power to vote: 13,253,672

•	Sole power to dispose or direct the disposition of: 9,636,493

•	Shared power to dispose or direct the disposition of: 13,253,672

CUSIP No. 85572U102	13D	Page 5 of 6 pages

The share amount reported herein consists of (i) 9,268,335 shares of Class A Common Stock that may be acquired upon conversion of the shares of Class X Common Stock held of record by the Reporting Person; (ii) 368,158 shares of Class A Common Stock held of record by Chaitanya Kanojia Qualified Annuity Interest Trust, of which the Reporting Person serves as trustee; (iii) 12,885,514 shares of Class A Common Stock held of record by the Reporting Person’s wife; and (iv) 368,158 shares of Class A Common Stock held of record by Tracie L. Longman Qualified Annuity Interest Trust, of which the Reporting Person’s wife serves as trustee.

The above percentage is based on 157,054,774 shares of Class A Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Bylaws, and is incorporated herein by reference. A copy of each of the Registration Rights Agreement and the Bylaws is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Registration Rights Agreement, dated March 28, 2022, by and among Starry Group Holdings, Inc., FirstMark Horizon Acquisition Corp., and certain equityholders of FirstMark Horizon Acquisition Corp. (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the SEC on March 31, 2022).

CUSIP No. 85572U102	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2022

By:	/s/ Chaitanya Kanojia
Name:	Chaitanya Kanojia